  Exhibit 99.1

(An exploration and development company)

INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Dated: November 12, 2020

Note 1 : Nature of operations		7
Note 2 : Basis of presentation		8
a)	Statement of compliance	8
b)	Basis of preparation and consolidation	9
c)	Critical accounting judgments and estimates	9
Note 3 : Mineral property interests		10
a)	Nunavut exploration projects	10
b)	Homestake Ridge	10
c)	Peruvian exploration projects	10
d)	Costs capitalized as mineral property interests	13
Note 4 : Flow-through share premium liability		13
Note 5 : Bridge loan		13
Note 6 : Provision for site reclamation and closure		15
Note 7 : Exploration and evaluation costs		16
Note 8 : Share capital		17
a)	Authorized	17
b)	Share issuances	18
c)	Share consolidation	18
Note 9 : Share option and warrant reserves		19
a)	Share-based payments	19
b)	Share purchase warrants	20
Note 10 : Related party balances and transactions		20
a)	Related parties	21
b)	Compensation of key management personnel	21
Note 11 : Supplemental cash flow information		22
Note 12 : Segmented information		22
Note 13 : Loss per share		22
Note 14 : Financial instruments		23
Note 15 : Subsequent events		24

Fury Gold Mines Limited Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts) Three and nine months ended September 30, 2020 and 2019

Fury Gold Mines Limited
Condensed Consolidated Interim Statements of Financial Position
Unaudited (Expressed in thousands of Canadian dollars)

	As at September 30,	As at December 31,
	2020	2019
Assets
Current assets:
Cash	$7,645	$660
Marketable securities	385	346
Amounts receivable	779	55
Prepaid expenses and deposits	3,068	651
	11,877	1,712

Non-current assets:
Restricted cash	115	115
Prepaid expenses and deposits	122	149
Mineral property interests (Note 3)	44,236	39,714
Equipment	1,087	1,272
	45,560	41,250
Total assets	$57,437	$42,962

Liabilities and Equity
Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$2,173	$1,067
Flow-through share premium liability (Note 4)	–	7
Bridge loan (Note 5)	–	2,931
	2,173	4,005

Non-current liabilities:
Provision for site reclamation and closure (Note 6)	2,298	2,134
Total liabilities	$4,471	$6,139

Equity:
Share capital	$155,582	$129,413
Share option and warrant reserve	8,728	9,992
Accumulated other comprehensive income	207	22
Deficit	(111,551)	(102,604)
Total equity	$52,966	$36,823
Total liabilities and equity	$57,437	$42,962
Subsequent events (Note 1, Note 15)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Fury Gold Mines Limited Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts) Three and nine months ended September 30, 2020 and 2019

Fury Gold Mines Limited
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Operating expenses
Exploration and evaluation costs (Note 7)	$2,164	$3,335	$3,989	$6,535
Fees, salaries and other employee benefits	707	839	2,010	3,240
Insurance	103	76	266	229
Legal and professional fees	138	58	325	230
Marketing and investor relations	176	214	1,034	906
Office and administration	152	85	418	338
Regulatory, transfer agent and shareholder information	168	38	285	182
	3,608	4,645	8,327	11,660

Other expenses (income):
Project investigation costs	16	18	172	104
Accretion of provision for site reclamation and closure (Note 6)	5	10	22	32
Interest and other income	(14)	(14)	(65)	(34)
Finance expense related to loan	10	26	259	26
Amortization of flow-through share premium (Note 4)	–	(733)	(7)	(843)
Gain (loss) on marketable securities	26	13	(40)	(40)
Loss on conversion and amendment of bridge loan (Note 5)	65	–	224	–
Foreign exchange loss	43	7	55	38
	151	(673)	620	(717)
Net loss before income taxes	3,759	3,972	8,947	10,943
Deferred income tax recovery (Note 5)	57	(54)	–	(54)
Loss for the period	$3,816	$3,918	$8,947	$10,889

Other comprehensive loss (income), net of tax
Items that may be reclassified subsequently to profit or loss:
Unrealized currency loss (gain) on translation of foreign operations	19	(47)	(185)	121
Other comprehensive loss (income) for the period	19	(47)	(185)	121
Total comprehensive loss for the period	$3,835	$3,871	$8,762	$11,010
Basic and diluted loss per share (Note 13)	$0.05	$0.06	$0.12	$0.17
Basic and diluted weighted average number of shares outstanding (Note 13)	70,392,736	64,252,771	72,758,821	63,201,950
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Fury Gold Mines Limited Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts) Three and nine months ended September 30, 2020 and 2019

Fury Gold Mines Limited
Condensed Consolidated Interim Statements of Equity
Unaudited (Expressed in thousands of Canadian dollars, except share amounts)

	Number of common shares	Sharecapital	Share option and warrant reserve	Accumulated other comprehensive income (loss)	Deficit	Total
Balance at December 31, 2018	61,068,264	$121,988	$6,937	$225	$(88,671)	$40,479

Comprehensive loss for the period	–	–	–	(121)	(10,889)	(11,010)
Shares issued pursuant to offering, net of share issue costs and flow-through liability	2,646,902	6,350	–	–	–	6,350
Share options exercised (Note 8b) iv)	592,439	959	(457)	-	-	502
Fair value of warrants issued, net of tax	-	-	144	-	-	144
	–	–	2,843	–	–	2,843
	64,307,605	$129,297	$9,467	$104	$(99,560)	$39,308
	64,340,963	$129,413	$9,992	$22	$(102,604)	$36,823
	–	–	–	185	(8,947)	(8,762)
Shares issued pursuant to offering, net of share issue costs (Note 8b) iii)	6,333,984	14,753	–	–	–	14,753
Shares issued upon conversion of Amended Bridge Loan (Note 8b) ii)	1,318,877	3,334	–	–	–	3,334
Shares issued pursuant to Alturas option (Note 8b) i)	743,187	3,036	–	–	–	3,036
Share options exercised (Note 8b) iv)	1,428,525	5,046	(1,917)	–	–	3,129
Share-based compensation (Note 9a)	–	–	653	–	–	653
Balance at September 30, 2020	74,165,536	$155,582	$8,728	$207	$(111,551)	$52,966
The accompanying notes form an integral part of these condensed consolidated interim financial statements.
Share information has been updated retroactively to reflect the share consolidation, see Note 8c.

Fury Gold Mines Limited
Condensed Consolidated Interim Statements of Cash Flows
Unaudited (Expressed in thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Cash (used in) provided by:
Operating activities:
Loss for the period	$(3,816)	$(3,918)	$(8,947)	$(10,889)
Items not involving cash:
Interest and other income	(14)	(14)	(65)	(34)
Accretion of provision for site reclamation and closure (Note 6)	5	10	22	32
Finance expense related to loan	10	26	259	26
Gain (loss) on marketable securities	26	13	(40)	(40)
Loss on conversion and amendment of bridge loan (Note 5)	65	–	224	–
Amortization of flow-through share premium (Note 4)	–	(733)	(7)	(843)
Unrealized foreign exchange loss (gain)	25	–	30	(3)
Share-based compensation (Note 9a)	116	744	653	2,843
Depreciation of fixed assets	61	62	185	189
Deferred income tax recovery (Note 5)	57	(54)	–	(54)
Changes in non-cash working capital:
Amounts receivable	(520)	(52)	(722)	(85)
Prepaid expenses and deposits	(1,132)	(119)	(1,114)	(121)
Accounts payable and accrued liabilities	(184)	623	(161)	784
Cash used in operating activities	(5,301)	(3,412)	(9,683)	(8,195)

Investing activities:
Interest received	14	14	65	34
Mineral property acquisition costs	(1,208)	(480)	(1,210)	(842)
Cash used in investing activities	(1,194)	(466)	(1,145)	(808)

Financing activities:
Proceeds from issuance of common shares,
net of cash share issuance costs	(51)	1,863	14,753	6,983
Proceeds from loan, net of transaction costs	–	2,979	(5)	2,979
Interest paid	(64)	–	(64)	–
Proceeds from share option and warrant exercises (Note 8b) iv)	2,957	17	3,129	502
Cash provided by financing activities	2,842	4,859	17,813	10,464
Effect of foreign exchange rate changes on cash	(3)	2	-	(5)
Decrease (increase) in cash	(3,656)	983	6,985	1,456
Cash, beginning of the period	11,301	2,126	660	1,653
Cash, end of the period	$7,645	$3,109	$7,645	$3,109
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Fury Gold Mines Limited Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts) Three and nine months ended September 30, 2020 and 2019

Note 1: Nature of operations

Fury Gold Mines Limited (formerly Auryn Resources Inc.) (the “Company” or “Fury Gold”) is a Canadian-focused exploration and development company, positioned in three prolific gold mining regions. At the date of this document, the Company has three flagship projects: Eau Claire in Quebec, the Homestake Ridge in British Columbia, and the Committee Bay in Nunavut.

The Company was incorporated on June 9, 2008, under the British Columbia Business Corporations Act. The registered office is 1500-1055 West Georgia Street, Vancouver, BC V6E 4N7 and mailing address is 34 King Street East, Suite 601, Toronto, Ontario, M5C 2X8.

The Company is listed on the Toronto Stock Exchange and the NYSE-American, and its common shares trade under the symbol FURY, respectively. The Company’s principal business activity is the acquisition, exploration and development of resource properties in Canada and until recently, in Peru.

On July 29, 2020, the Company, together with Eastmain Resources Inc. (TSX: ER) (“Eastmain”) entered into a definitive agreement arrangement (the “Arrangement”) pursuant to which the Company would acquire all of the issued and outstanding shares of Eastmain. The Arrangement was contingent upon the completion of a corporate restructuring to be undertaken by the Company and described in its Information Circular dated September 3, 2020, the steps of which together referred to as the “Transaction”. Pursuant to the Arrangement, the Company:

■
transferred its Peruvian assets to two new companies, Tier One Metals Inc. and Sombrero Resources Inc. (collectively the “Spincos”) and distributed all the shares of the Spincos to the Company’s shareholders;

■
consolidated its shares by approximately 10:6.76 such that the 112,340,434 million shares then outstanding were consolidated to 75,900,000 shares;

■
acquired Eastmain by issuing 34,100,000 shares of the Company to the Eastmain shareholders and the Company thereafter became Fury Gold;

■
received net proceeds of $23 million subscription receipt financing which resulted in the issuance of a further 7,750,000 common shares of the Company, bringing the Fury Gold shares outstanding to 117,750,000 shares.

On October 5, 2020, the shareholders of both companies (Eastmain and the Company) approved the Transaction at respective shareholder special meetings. Court approval from the British Columbia Supreme Court and the Ontario Superior Court of Justice was received on October 7, 2020 and the transaction closed on October 9, 2020.

The Company, through its wholly owned subsidiaries, owns the mineral concessions comprising the Committee Bay and Gibson MacQuoid mineral properties both located in Nunavut, Canada, as well as the Homestake Ridge Project in northwestern British Columbia, Canada. Prior to October 9, 2020, the Company held secured rights to various mining concessions in southern Peru which included the Sombrero, Curibaya and Huilacollo projects. Following the completion of the Transaction on October 9, 2020, the Company’s Peruvian assets were held by Tier One Metals Inc. and Sombrero Resources Inc., and the shares of those companies had been distributed to the Company’s shareholders. Following that point in time, the Company’s assets included the Eastmain assets being primarily the Eau Claire gold project and the Eleonore South Joint Venture in Quebec, in addition to the Homestake Ridge and Committee Bay properties.

Response to COVID-19

On March 15, 2020 the Peruvian government mandated a 15-day lockdown in Peru, which was subsequently extended, in response to the COVID-19 pandemic. As a result, the Company had recalled all personnel from the field. After receiving approval from the Peruvian government, on June 17, 2020, the Company resumed operations after receiving approval from the Peruvian government.

Fury Gold Mines Limited
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
Three and nine months ended September 30, 2020 and 2019

With respect to the Company’s Canadian operations, employees have been working remotely since March 18, 2020. Due to travel restrictions into Nunavut and in respect of local community concerns regarding COVID-19, the Company will not conduct field operations in Nunavut in 2020. All reporting and expenditure requirements at Committee Bay and Gibson MacQuoid have been extended for one year under the Nunavut COVID-19 relief program. At Homestake, all reporting and expenditure requirements have been extended until December 31, 2020 under section 66 of the Mineral Tenure Act.

Note 2: Basis of presentation

a)
Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2019, except as follows:

■
Amendments to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

The amendments are intended to clarify the definition of material in IAS 1 and not intended to alter the underlying concept of materiality in IFRS standards. The concept of ‘obscuring’ material information with immaterial information has been included as part of the new definition. The threshold for materiality influencing users has been changed from “could influence” to “could reasonably be expected to influence”.

The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term “material” to ensure consistency.

The Company adopted the amendments to IAS 1 and IAS 8 effective January 1, 2020, which did not have a material impact on the Company’s interim financial statements.

■
Amendments to IFRS 3 - Business Combinations

In October 2018 the IASB issued narrow-scope amendments to IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not. The amendments, which are effective for annual reporting periods beginning on or after January 1, 2020, clarify the minimum requirements to be a business, remove the assessment of a market participant’s ability to replace missing elements, narrow the definition of outputs, add guidance to assess whether an acquired process is substantive and introduce an optional concentration test to permit a simplified assessment. The adoption of the amended standard did not have an immediate impact on the Company’s interim financial statements but will be applied in assessing any future business combination and asset acquisition scenarios.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019, which were filed under the Company’s profile on SEDAR at www.sedar.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of the Company on November 12, 2020.

Fury Gold Mines Limited
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
Three and nine months ended September 30, 2020 and 2019

b)
Basis of preparation and consolidation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for marketable securities that have been measured at fair value. The presentation currency is the Canadian dollar; all tabular amounts, with the exception of per share amounts, are presented in thousands of Canadian dollars unless otherwise noted.

These condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the Company’s returns.

As at, and for the periods ending September 30, 2020, the Company had the following subsidiaries:

Subsidiary	Place of incorporation	Functional Currency	Beneficial Interest
North Country Gold Corp. (“North Country”)	BC, Canada	CAD	100%
Homestake Resource Corporation (“Homestake”)	BC, Canada	CAD	100%
Corisur Peru, S.A.C. (“Corisur”)	Peru	USD	100%
Sombrero Minerales, S.A.C. (“Sombrero”)	Peru	USD	100%
Magma Minerals S.A.C. (“Magma”)	Peru	USD	100%
Homestake Royalty Corporation (inactive)	BC, Canada	CAD	100%
Tier One Metals Inc. (shell company)	BC, Canada	CAD	100%
Sombrero Resources Inc. (shell company)	BC, Canada	CAD	100%

After the Transaction, Eastmain and its 100% owned subsidiary, Eastmain Mines Inc., were added while the investments in Corisur, Sombrero and Magma were transferred under Tier One Metals Inc. and Sombrero Resources Inc. and distributed to shareholders of the Company, as described above.

All intercompany balances and transactions have been eliminated.

c)
Critical accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates. The Company’s critical accounting judgements and estimates were presented in Note 2 of the audited annual consolidated financial statements for the year ended December 31, 2019 and have been consistently applied in the preparation of these consolidated interim financial statements. No new estimates and judgements were applied for the periods ended September 30, 2020 and 2019 except as discussed below.

Financial instruments

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability or equity instrument depending on the substance of the contractual arrangement. Judgement is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS requires that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgements are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

IFRS also requires that an exchange between an existing borrower and lender of debt instruments with substantially different terms, or a substantial modification of the terms of an existing financial liability or a part of it, be treated for as an extinguishment of the original financial liability and the recognition of a new financial liability, and as such, judgment is applied in determining whether a modification is substantial.

Fury Gold Mines Limited
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
Three and nine months ended September 30, 2020 and 2019

Upon initial recognition of the Bridge Loan (Note 5) and then again on the initial recognition of the Amended Bridge Loan, management had to estimate the Company’s effective interest rate which was needed in order to fair value the debt component and determine the residual amount to be allocated to the equity component. As a result of the Bridge Loan Amendment, management had to make an assessment of whether the modification was substantial and thus be treated for as an extinguishment of the original financial liability and the recognition of a new financial liability.

Held for Distribution

The Peru assets held by the Company as at September 30, 2020, were subsequently distributed to the shareholders of the Company via a spin-out arrangement to new companies that completed on October 9, 2020. IFRS requires that assets and liabilities subsequently disposed by distribution should be presented separately in the balance sheet when the sale is “highly probable”. It has been assessed that as at September 30, 2020, the distribution of the Peru assets did not meet this criterion.

Note 3 : Mineral property interests

The Company’s principal resource properties are located in Canada and until recently, in Peru. As part of the Transaction that closed on October 9, 2020, the Peruvian projects were spun out into two independent companies: Sombrero Resources Inc., consisting of the Sombrero project, and Tier One Metals Inc. consisting of the Curibaya and Huilacollo projects.

a)
Nunavut exploration projects

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes approximately 280,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill Province of Nunavut. The Committee Bay project is subject to a 1% NSR on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2.0 million for each one-third of the 1.5% NSR.

Gibson MacQuoid

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid greenstone belt in Nunavut, Canada. In 2019, the Company staked additional claims, which overlapped the Company’s prospecting claims that expired in February 2020, to maintain a contiguous land package over the Company’s current areas of interest. The Company’s claims, which are located between the Meliadine deposit and Meadowbank mine, cover approximately 120 km of strike length of the prospective greenstone belt and total 74,000 hectares collectively.

b)
Homestake Ridge

The Company, through its wholly owned subsidiary Homestake, owns a 100% interest in the Homestake Ridge project subject to various royalty interests held by third parties not exceeding 2%. The project covers approximately 7,500 hectares and is located in the Iskut-Stewart-Kisault gold belt in northwestern British Columbia.

c)
Peruvian exploration projects

Sombrero

The Sombrero copper-gold project, located in southern Peru, covers approximately 130,000 hectares acquired through a combination of staking and option agreements which are outlined below.

Fury Gold Mines Limited
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
Three and nine months ended September 30, 2020 and 2019

Alturas Option

On June 28, 2016, the Company entered into a letter agreement with Alturas Minerals Corp (“Alturas”) which outlined the general terms of the option granted to Auryn to acquire an 80% or 100% interest in the Sombrero concessions held by Alturas.

On September 3, 2020, the Company announced it had amended the agreement with Alturas to remove the requirements for exercise of the Alturas Option and acquired the remaining 20% interest with the final option payment being reduced to US$3.0 million. Payment was made through the issuance of 743,187 (1,100,000 pre-consolidation) common shares of Auryn at $4.29 ($2.90 pre-consolidation) per share and $625,000 in cash. The difference of $154,000 between the fair value per share of $2.76 and the agreed upon issue price of $2.90, is included in the cost of the mineral interest addition.

Mollecruz Option

On June 22, 2018 the Company entered into an option agreement (the “Mollecruz Option”) giving the Company the right to acquire a 100% interest in the Mollecruz concessions which are located in the northern area of the Sombrero project. Under the Mollecruz Option, the Company may acquire a 100% interest, subject to a 0.5% Net Smelter Royalty (“NSR”), through a combination of work expenditures and cash payments as detailed below.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (June 22, 2018)	Completed	50	-
June 22, 2019*	Deferred*	50	150
June 22, 2020*	Deferred*	100	150
June 22, 2021*		200	500
June 22, 2022*		300	700
June 22, 2023*		900	1,500
Total		1,600	3,000
* Effective May 20, 2019, the Company formally declared the existence of a force majeure event under the Mollecruz Option, thereby deferring the Company’s obligation to make the June 22, 2019 and 2020 property payments and any subsequent property payments and work expenditures for a maximum of 24 months from the declaration date. To date, the Company has not been able to reach an access agreement with the local community in order to commence work in the region but has continued to negotiate in good faith to obtain access to the property and have open communications with the community.

Aceros Option

On December 13, 2018, the Company entered a series of agreements (the “Aceros Option”) with Corporacion Aceros Arequipa S.A. (“Aceros”) giving the Company the right to option three key mineral concessions located within the Company’s Sombrero project. If the Aceros Option is exercised, a joint venture would be formed in which the Company would hold an 80% interest (Aceros – 20%). The joint venture would combine the 530 hectare Aceros concessions plus 4,600 hectares of Auryn’s Sombrero land position. Below is a schedule of work expenditures and cash payments required under the agreement of which US$0.4 million in work expenditures has been completed to date.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (December 13, 2018)	Completed	140	-
December 13, 2019	Completed	60	150
December 13, 2020		250	500
December 13, 2021		350	1,500
December 13, 2022		-	3,000
Total		800	5,150

Fury Gold Mines Limited
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
Three and nine months ended September 30, 2020 and 2019

Curibaya

On August 2, 2019, the Company acquired the rights to the Sambalay and Salvador mineral concessions adjacent to its wholly owned Curibaya property in southern Peru. Collectively, the Curibaya project now covers approximately 11,000 hectares and is located 53 km from the provincial capital, Tacna, and 11 km from the regional Incapuquio geological fault.

Under the terms of the mining concession transfer agreement with Wild Acre Metals (Peru) S.A.C., the Company paid US$0.25 million on transfer of the concessions in favour of Corisur. The Sambalay concessions are subject to a combined 3% NSR royalty, 0.5% of which is buyable for US$1.0 million. The Salvador concessions are subject to a 2% NSR royalty and a US$2.0 million production payment, payable at the time a production decision is made, and to secure payment of such consideration a legal mortgage is recorded in the registry files of the Salvador concessions.

Huilacollo

On June 2, 2016, the Company acquired the rights to the Huilacollo epithermal property in the Tacna province of southern Peru, which is comprised of 2,000 hectares of hydrothermal alteration. The rights were acquired through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest (subject to a 1.5% NSR on precious metals buyable for US$2.5 million and a 2.5% NSR on base metals buyable for US$7.0 million) through a combination of work expenditures and cash payments as outlined in the table below. As of May 11, 2019, the Company had completed US$4.5 million of work expenditures under the Huilacollo Option and thus did not satisfy the accumulated work expenditure requirement of US$5.0 million at that date. As permitted by the Huilacollo Option, the Company instead made a cash payment of US$0.3 million equal to 50% of the shortfall at the due date to keep the option in good standing.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (May 11, 2016)	Completed	250	-
May 11, 2018	Completed	500	2,000
May 11, 2019	Completed	-	3,000
May 11, 2020	Completed	250	-
May 11, 2021		250	2,000
May 11, 2022		7,500	-
Total		8,750	7,000

Effective April 3, 2020, the Company declared force majeure under its Huilacollo option as a result of the COVID-19 shutdown in Peru which allowed the Company to defer the option payment that was due May 11, 2020. Force Majeure was lifted on June 5, 2020, due to the Peruvian Government easing COVID-19 restrictions. As a result, the option payment became due in July 2020 and together with the finder’s fee was paid in the quarter ended September 30, 2020.

During 2017, the Company acquired the rights to certain mineral claims adjacent to the Huilacollo property known as Andamarca claims and Tacora claims. Under the terms of the acquisition agreements, the Company paid US$0.65 million on transfer of the concessions in favour of Corisur. The Andamarca concession is subject to a 1.5% NSR of which 50% is buyable for US$2.5 million and the Tacora concession is subject to a 0.5% NSR of which 50% is buyable for US$0.5 million.

Fury Gold Mines Limited
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
Three and nine months ended September 30, 2020 and 2019

d)
Costs capitalized as mineral property interests

The following is a continuity of the Company’s mineral property acquisition costs:

$’000	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru1	Total
Balance at December 31, 2018	$ 18,871	$ 16,060	$ 4,141	$ 39,072
Additions	11	-	949	960
Impairment of mineral property interests	-	-	(337)	(337)
Change in estimate of provision for site reclamation and closure (Note 6)	203	-	-	203
Currency translation adjustment	-	-	(184)	(184)
Balance at December 31, 2019	$ 19,085	$ 16,060	$ 4,569	$ 39,714
Additions	-	-	4,246	4,246
Change in estimate of provision for site reclamation and closure (Note 6)	142	-	-	142
Currency translation adjustment	-	-	134	134
Balance at September 30, 2020	$ 19,227	$ 16,060	$ 8,949	$ 44,236
1 On October 9, 2020, the Peruvian operations were spun out to two new entities, Sombrero Resources Inc. and Tier One Metals Inc. and the shares of those entities were distributed to the Company’s shareholders as part of the Transaction.

 Note 4: Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date, as tax deductions generated by the eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

The following table is a continuity of the flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability:

$’000	Flow-through funding and expenditures			Flow-through premium liability
	BC	Nunavut	Total
Balance at December 31, 2018	$ 737	$ 433	$ 1,170	$ 317
Flow-through funds raised	-	1,900	1,900	557
Flow-through eligible expenditures	(737)	(2,309)	(3,046)	(867)
Balance at December 31, 2019	$ -	$ 24	$ 24	$ 7
Flow-through eligible expenditures	-	(24)	(24)	(7)
Balance at September 30, 2020	$ -	$ -	$ -	$ -

Note 5: Bridge loan

In 2019, the Company entered a bridge loan facility (the “Bridge Loan”) for $3.0 million with a private lender (the “Lender”). The Bridge Loan originally bore interest at 10%, payable annually or on repayment of the principal, and had a term of one year from the date of advancement (the “Maturity Date”). The Bridge Loan was secured by a first charge general security agreement over all of the Company’s present and future assets.

Fury Gold Mines Limited
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
Three and nine months ended September 30, 2020 and 2019

Concurrent with the closing of the first tranche of the February 2020 Offering (see Note 8b), on February 5, 2020, the Company entered a loan amendment (“Bridge Loan Amendment”) which provided mutual conversion rights to the Lender and the Company, and also reduced the annual interest rate from 10% to 5% from the date of amendment. Under the terms of the Bridge Loan Amendment, the Lender had the right to convert the $3,000,000 of principal that had been advanced to-date, and $123,000 of interest that had accrued (the “Amended Bridge Loan”), into common shares at the price of $2.37 ($1.60 pre-consolidation).

In accordance with IFRS 9, the Company derecognizes a financial liability when, and only when, its obligations are discharged, cancelled or have expired, and at that time recognizes a gain or loss through the consolidated statement of loss and comprehensive loss, calculated as the difference between the carrying amount of the financial liability derecognized and the consideration paid. The exchange with the existing lender of one debt instrument for another debt instrument with substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, if a substantial modification was made to the terms of an existing liability or part of it, such modification is also treated as an extinguishment of the original financial liability and the recognition of a new liability. The Company assessed the Bridge Loan Amendment and determined that it resulted in a substantial modification, being that there was a conversion feature for the full amount of the Amended Bridge Loan. As a result, it was necessary to derecognize the Bridge Loan and record the Amended Bridge Loan.

Consistent with the original accounting for the Bridge Loan, the Amended Bridge Loan was identified as a compound instrument with separate components, being the debt and the conversion feature, which were classified as a financial liability and an equity instrument, respectively. Again the Company used the residual method to determine the allocation of the Amended Bridge Loan between the liability and equity component, by first determining the fair value of the debt, discounted at an effective interest rate of 18%, and allocating the residual value, net of deferred taxes, to the equity component.

The following table reflects the carrying values of the liability and equity components of the Amended Bridge Loan on initial recognition.

$’000	Liability Component	Equity Component	Total
Amended Bridge Loan	$ 2,912	$ 211	$ 3,123
Deferred tax impact	-	(57)	(57)
Impact on statement of financial position	$ 2,912	$ 154	$ 3,066

In relation to the derecognition of the Bridge Loan and the recording of the Amended Bridge Loan, a loss was recorded through the consolidated statement of loss and comprehensive loss calculated as follows:

Carrying value of Bridge Loan to be derecognized	$ 2,981
Amended Bridge Loan assumed, including transaction costs incurred	$ 3,140
Loss on derecognition of Bridge Loan	$ 159

On July 7, 2020, the Amended Bridge Loan was converted to 1,318,877 (1,952,084 pre-consolidation) common shares at a price of $2.37 ($1.60 pre-consolidation) per share. Of the aggregate shares issued, 1,266,797 (1,875,000 pre-consolidation) of the shares were issued for the $3,000,000 principal loan and 52,080 (77,084 pre-consolidation) were issued in satisfaction of the $123,000 of interest that accrued at a rate of 10% per annum up to the date of the loan amendment. The balance of the interest on the loan, that accrued at a rate of 5% per annum, was then settled in cash to the Lender.

Fair value of Amended Bridge Loan on initial recognition	$ 2,912
Finance expense	209
Finance expense paid in cash	(64)
Closing balance at July 7, 2020	$ 3,057

In relation to the derecognition of the Amended Bridge Loan as a result of conversion, a loss was recorded through the consolidated statement of loss and comprehensive loss calculated as follows:

Carrying value of Bridge Loan to be derecognized	$ 3,057
Loss on extinguishment of Amended Bridge Loan	$ 65

Fury Gold Mines Limited
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
Three and nine months ended September 30, 2020 and 2019

Note 6: Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay property. The components of this obligation are the removal of equipment currently being used at the site as well as costs associated with the reclamation of the camp housing and work sites on the property. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management’s intentions, and mining lease renewals.

The key assumptions on which the present value of the future estimated cash flows is based are:

■
Undiscounted cash flow obligation for site reclamation of $2,619,000 (December 31, 2019 - $2,658,000)

■
Expected timing of future cash flows is based on mining leases expiration, which is between the years 2026 and 2035

■
Annual inflation rate of 2% (December 31, 2019 - 2%)

■
Risk-free interest rate of 1.11% (December 31, 2019 - 1.76%)

The present value of the liability for the site reclamation and closure provision at Committee Bay project is as follows:

$’000	September 30, 2020	December 31, 2019
Opening balance	$ 2,134	$ 1,891
Accretion	22	40
Change in estimate	142	203
Closing balance	$ 2,298	$ 2,134

Fury Gold Mines Limited
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
Three and nine months ended September 30, 2020 and 2019

Note 7 : Exploration and evaluation costs

For the three months ended September 30, 2020, the Company’s exploration and evaluation costs are detailed as follows:

$’000	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru1	Total
Assaying	$ 87	$ 8	$ 6	$ 101
Camp cost, equipment and field supplies	71	8	248	327
Geological consulting services	-	20	198	218
Geophysical analysis	-	-	174	174
Permitting, environmental and community costs	13	12	1,063	1,088
Expediting and mobilization	-	-	5	5
Salaries and wages	87	25	89	201
Fuel and consumables	-	-	7	7
Aircraft and travel	-	-	4	4
Share based compensation	7	2	30	39
Total for the three months ended September 30, 2020	$ 265	$ 75	$ 1,824	$ 2,164

For the three months ended September 30, 2019, the Company’s exploration and evaluation costs are detailed as follows:

$’000	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru1	Total
Assaying	$ 134	$ 32	$ 17	$ 183
Exploration drilling	232	-	-	232
Camp cost, equipment and field supplies	141	126	59	326
Geological consulting services	113	67	59	239
Geophysical analysis	143	169	-	312
Permitting, environmental and community costs	43	5	196	244
Expediting and mobilization	90	24	5	119
Salaries and wages	387	83	67	537
Fuel and consumables	29	40	5	74
Aircraft and travel	638	182	18	838
Share based compensation	80	38	113	231
Total for the three months ended September 30, 2019	$ 2,030	766	$ 539	$ 3,335
1 On October 9, 2020, the Peruvian operations were spun out to two new entities, Sombrero Resources Inc. and Tier One Metals Inc. as part of the Transaction.

Fury Gold Mines Limited
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
Three and nine months ended September 30, 2020 and 2019

For the nine months ended September 30, 2020, the Company’s exploration and evaluation costs are detailed as follows:

$’000	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru1	Total
Assaying	$ 107	$ 24	$ 16	$ 147
Exploration Drilling	26	-	-	26
Camp cost, equipment and field supplies	194	24	340	558
Geological consulting services	2	193	291	486
Geological analysis	-	-	174	174
Permitting, environmental and community costs	38	19	1,372	1,429
Expediting and mobilization	5	-	10	15
Salaries and wages	282	106	465	853
Fuel and consumables	-	-	9	9
Aircraft and travel	-	2	53	55
Share based compensation	45	18	174	237
Total for the nine months ended September 30, 2020	$ 699	$ 386	$ 2,904	$ 3,989

For the nine months ended September 30, 2019 the Company’s exploration and evaluation costs are detailed as follows:

$’000	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$ 154	$ 43	$ 66	263
Exploration drilling	353	-	-	353
Camp cost, equipment and field supplies	273	136	223	632
Geological consulting services	144	79	479	702
Geophysical analysis	143	169	-	312
Permitting, environmental and community costs	52	9	1,069	1,130
Expediting and mobilization	102	26	24	152
Salaries and wages	576	146	299	1,021
Fuel and consumables	36	40	20	96
Aircraft and travel	701	186	91	978
Share based compensation	201	100	595	896
Total for the nine months ended September 30, 2019	$ 2,735	$ 934	$ 2,866	$ 6,535
1 On October 9, 2020, the Peruvian operations were spun out to two new entities, Sombrero Resources Inc. and Tier One Metals Inc. as part of the Transaction.

Fury Gold Mines Limited
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
Three and nine months ended September 30, 2020 and 2019

Note 8: Share capital

a)
Authorized

Unlimited common shares without par value.

Unlimited preferred shares - nil issued and outstanding.

b)
Share issuances

i.
On September 9, 2020, the Company issued 743,187 (1,100,000 pre-consolidation) common shares at a price of $4.29 ($2.90 pre-consolidation) per share as part of the consideration made for the purchase of the Alturas concessions in Sombrero (Note 3c)).

ii.
On July 7, 2020, the Company converted the Amended Bridge Loan (Note 5) to 1,318,877 (1,952,084 pre- consolidation) common shares at a price of $2.37 ($1.60 pre-consolidation) per share. Of the aggregate shares issues, 1,266,797 (1,875,000 pre-consolidation) were issued for the $3,000,000 principal loan and 52,080 (77,084 pre-consolidation) were issued in satisfaction of $123,000 of interest that accrued at a rate of 10% per annum up to the date of the loan amendment.

iii.
On February 6, 2020, the Company closed a non-brokered private equity placement for gross proceeds of $15.0 million (“February 2020 Offering”) which was closed in two tranches and consisted of 6,333,984 (9,375,000 pre-share consolidation) common shares priced at $2.37 ($1.60 pre-consolidation) per share.

Share issue costs related to the February 2020 Offering totaled $247,000, which included $59,000 in commissions, and $188,000 in other issuance costs. A reconciliation of the impact of the February 2020 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $2.37 per share	6,333,984	$ 15,000
Cash share issue costs	-	(247)
Proceeds net of share issue costs	6,333,984	$ 14,753

iv.
During the nine months ended September 30, 2020, 1,428,525 (2,114,375 pre-consolidation) shares were issued as a result of share options being exercised with a weighted average exercise price of approximately $2.19 ($1.48 pre- consolidation) for gross proceeds of $3,128,438. An amount of $1,916,955 attributed to these share options was transferred from the equity reserves and recorded against share capital.

c)
Share consolidation

On October 9, 2020, as part of the Transaction, the Company consolidated the 112,340,434 common shares outstanding as of that date to 75,900,000 common shares in accordance with the terms of the Transaction. Shares reserved under the Company’s equity incentive plans and bonus warrants outstanding were adjusted to reflect the share consolidation. The Company then issued 34,100,000 common shares to the Eastmain shareholders to acquire Eastmain (Note 15). All shares and per share data presented in the Company’s consolidated financial statements have been retroactively adjusted to reflect the share consolidation unless otherwise noted.

Fury Gold Mines Limited
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
Three and nine months ended September 30, 2020 and 2019

Note 9: Share option and warrant reserves

a)
Share-based payments

The Company maintains a Rolling Share Option Plan providing for the issuance of share options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant share options from time to time to its directors, officers, employees and other service providers. The share options vest as to 25% on the date of the grant and 12.5% every three months thereafter for a total vesting period of 18 months.

The continuity of the number of share options issued and outstanding and the weighted average exercise price, adjusted for the share consolidation which occurred on October 9, 2020, was as follows:

	Number of share options	Weighted average exercise price
Outstanding, December 31, 2018	4,192,253	$ 2.74
Granted	2,226,184	2.83
Exercised	(625,798)	0.92
Expired	(155,394)	3.45
Forfeited	(34,626)	2.80
Outstanding, December 31, 2019	5,602,619	$ 2.96
Granted	50,672	2.71
Exercised	(1,428,525)	2.19
Expired	(20,269)	2.90
Forfeited	(8,868)	2.90
Outstanding, September 30, 2020	4,195,629	$ 3.27

As at September 30, 2020, the number of share options outstanding and exercisable and the exercise price, adjusted for the share consolidation which occurred on October 9, 2020, was as follows:

	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
June 20, 2021	1,398,544	$3.89	0.72	1,398,544	$3.89	0.72
Jan 10, 2022	297,275	4.77	1.28	297,275	4.77	1.28
June 20, 2023	292,553	2.10	2.72	292,553	2.10	2.72
June 26, 2023	405,375	2.10	2.74	405,375	2.10	2.74
Feb 7, 2024	124,991	2.01	3.36	124,991	2.01	3.36
Apr 9, 2024	1,621,500	2.90	3.53	1,397,699	2.90	3.53
Aug 21, 2024	47,294	2.69	3.89	35,470	2.69	3.89
Nov 20, 2024	57,428	2.69	4.14	14,357	2.69	4.14
June 1, 2025	50,672	2.71	4.67	19,002	2.71	4.67
	4,195,632	$ 3.21	2.34	3,885,266	$ 3.24	2.23

Fury Gold Mines Limited
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
Three and nine months ended September 30, 2020 and 2019

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees and other service providers. During the three and nine months ended September 30, 2020 and 2019 the Company recognized share-based compensation expense as follows:

$’000	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Recognized in net loss and included in :
Exploration and evaluation costs	$39	$231	$237	$896
Fees, salaries and other employee benefits	73	504	397	1,900
Project investigation costs	4	9	19	47
	$116	$744	$653	$2,843

During the three and nine months ended September 30, 2020, the Company granted nil and 50,672 (75,000 pre-share consolidation) share options, respectively, to directors, officers, employees and other service providers. The weighted average fair value per option of these share options was calculated as $1.33 ($0.90 pre-consolidation) using the Black-Scholes option valuation model at the grant date.

During the three and nine months ended September 30, 2019, the Company granted 47,294 (70,000 pre-consolidation) and 2,070,790 (3,065,000 pre-consolidation) share options, respectively, to directors, officers, employees and other service providers. The weighted average fair value per option of these share options was calculated as $.092 ($0.62 pre-consolidation) and $1.72 ($1.16 pre-consolidation), respectively, using the Black-Scholes option valuation model at the grant date.

The fair value of the share-based options granted during the three and nine months ended September 30, 2020 and 2019 were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Risk-free interest rate	-	1.35%	0.39%	1.60%
Expected dividend yield	Nil	Nil	Nil	Nil
Share price volatility	-	53%	58%	62%
Expected forfeiture rate	-	0%	0%	0%
Expected life in years	-	3.30	4.90	4.32

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

b)
Share purchase warrants

On September 12, 2019, the Company issued 337,813 (500,000 pre-consolidation) warrants in connection with the Bridge Loan (Note 5). The warrants have a term of three years from the date of issue and each warrant is exercisable into one common share of the Company at a price of $2.96 ($2.00 pre-consolidation) per common share but could not be exercised until after the Maturity Date of September 12, 2020. As the Bridge Loan was identified as a compound instrument with debt and equity components, the fair value of the share purchase warrants was determined as the residual value net of deferred taxes after the fair value of the debt component was determined.

Fury Gold Mines Limited
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
Three and nine months ended September 30, 2020 and 2019

Note 10: Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

a)
Related parties

$’000	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Universal Mineral Services Ltd.
Exploration and evaluation costs:
Committee Bay and Gibson MacQuoid	$69	$97	$186	$264
Homestake	34	71	98	124
Peru	54	34	146	163
Fees, salaries and other employee benefits	55	63	188	254
Legal and professional fees	1	-	12	-
Marketing and investor relations	31	21	92	61
Office and administration	116	65	303	265
Project investigation costs	135	7	170	22
Total transactions for the period	$495	$358	$1,195	$1,153

Universal Mineral Services Ltd., (“UMS”) is a private company with a director in common with Fury Gold. Pursuant to an agreement dated March 30, 2012, and as amended on December 30, 2015, UMS provides geological, financial and transactional advisory services as well as administrative services to the Company on an ongoing, cost recovery basis. The agreement has an indefinite term and can be terminated by either party upon providing due notice.

The outstanding balance owing at September 30, 2020, was $265,000 (December 31, 2019 – $235,000) and is included in accounts payable. In addition, the Company had $150,000 on deposit with UMS as at September 30, 2020 (December 31, 2019 - $150,000) and is included in prepaid expenses and deposits.

b)
Compensation of key management personnel

During the period, compensation to key management personnel, being the Company’s seven executives (six in 2019) and five non-executive directors, was as follows:

$’000	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Short-term benefits provided to executives	$248	$259	$1,571	$1,177
Directors fees paid to non-executive directors	196	36	269	119
Share-based payments	64	440	444	1,908
	$508	$735	$2,284	$3,204

Fury Gold Mines Limited
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
Three and nine months ended September 30, 2020 and 2019

Note 11: Supplemental cash flow information

$’000	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Increase (decrease) in cash related to:
Share issue costs in accounts payable	$-	$76	$-	$76
Deferred acquisition costs included in accounts payable	1,310	(11)	1,310	-

Note 12: Segmented information

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral resource properties.

Geographic segmentation of non-current assets is as follows:

September 30, 2020	Canada	Peru1	Total
Restricted cash and cash equivalents	$ 115	$ -	$ 115
Prepaid expenses and deposits, non-current	-	122	122
Equipment, net	1,053	34	1,087
Mineral property interests	35,287	8,949	44,236
	$ 36,455	$ 9,105	$ 45,560

December 31, 2019	Canada	Peru	Total
Restricted cash and cash equivalents	$ 115	$ -	$ 115
Prepaid expenses and deposits, non-current	-	149	149
Equipment, net	1,202	70	1,272
Mineral property interests	35,145	4,569	39,714
	$ 36,462	$ 4,788	$ 41,250
1 On October 9, 2020, the Peruvian operations were spun out to two new entities, Sombrero Resources Inc. and Tier One Metals Inc. and the shares of those entities were distributed by the Company to its shareholders as part of the Transaction.

Note 13: Loss per share

For the three and nine months ended September 30, 2020 and 2019, the weighted average number of shares outstanding and loss per share, adjusted for the share consolidation which occurred on October 9, 2020, was as follows:

$’000	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Net loss	$ 3,816	$ 3,918	$ 8,947	$ 10,889
Weighted average number of shares outstanding	70,392,736	64,252,771	72,758,821	63,201,950
Basic and diluted loss per share	$ 0.05	$ 0.06	$ 0.12	$ 0.17

All of the outstanding share options and share purchase warrants at September 30, 2020 and 2019 were anti-dilutive for the periods then ended as the Company was in a loss position.

Fury Gold Mines Limited
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
Three and nine months ended September 30, 2020 and 2019

Note 14: Financial instruments

The Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits, accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The following summarizes fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

As at September 30, 2020 and 2019 the only financial instruments measured at fair value were the Company’s marketable securities, which were classified under level 1 of the fair value hierarchy. The Bridge Loan and then the Amended Bridge Loan, on initial recognition, were measured at fair value under level 2 of the fair value hierarchy and subsequently measured at amortized cost until extinguishment. No transfer occurred between the levels during the period.

The Company’s financial instruments are exposed to credit risk, liquidity risk, and market risks, which include currency risk and interest rate risk. As at September 30, 2020 the primary risks were as follows:

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

i.
Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). As at September 30, 2020 and December 31, 2019, the Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars as follows:

$’000	September 30, 2020	December 31, 2019
Financial assets denominated in foreign currencies	$ 34	$ 55
Financial liabilities denominated in foreign currencies	(20)	(80)
Net exposure	$ (14)	$ (25)

A 10% increase or decrease in the US dollar exchange rate would not have a material impact on the Company’s net loss.

ii.
Other price risk

Other price risk is the risk arising from the effect of changes in market conditions on the Company’s marketable securities. The Company is exposed to other price risk through its investment in Bravada Gold Corporation (“BVA”), which is listed on the TSX Venture Exchange.

A 10% increase or decrease in the BVA share price would not have a material impact on the Company’s net loss.

Fury Gold Mines Limited
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
Three and nine months ended September 30, 2020 and 2019

Note 15: Subsequent events

a)
As described under Note 1, on October 9, 2020, the Company completed various steps as part of the Transaction. The Company:

i.
transferred its Peruvian assets to two newly incorporated subsidiary companies, Tier One Metals and Sombrero Resources Inc. (collectively the “Spincos”) and distributed the shares of the Spincos to the Company’s shareholders;

ii.
consolidated its shares by approximately 10:6.76 such that the 112,340,434 million shares then outstanding were consolidated to 75,900,000 shares;

iii.
acquired Eastmain by issuing 34,100,000 shares of the Company to the Eastmain shareholders and the Company thereafter became Fury Gold (the continuance of the formerly named public company Auryn Resources Inc.);

iv.
received net proceeds of $23 million subscription receipt financing which resulted in the issuance of a further 7,750,000 common shares of the Company, bringing the Fury Gold shares outstanding to 117,750,000 shares. The proceeds from the financing had been conditional upon the successful shareholder approval of the Transaction and were held in escrow until completion. Of the subscription receipts sold, 5,000,000 were flow-through at a price of $3.50 each and therefore the common shares issued are designated as “flow-through shares” creating a flow through obligation for the Company on this date.

b)
After the quarter end, and up to the date of releasing these financial statements, the Company issued 1,799,657 common shares as a result of share option exercises.

Fury Gold Mines Limited
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
Three and nine months ended September 30, 2020 and 2019